                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                 Amendment No. 6

                 Information to be Included in Statements Filed
                Pursuant to Rule 13d-1(a) and Amendments Thereto
                         Filed Pursuant to Rule 13d-2(a)

                         Assisted Living Concepts, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04543L109
                                 (CUSIP Number)


                           Lawrence D. Rovin, Esquire
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                             260 South Broad Street
                             Philadelphia, PA 19102
                                 (215) 569-2898
                   -------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 17 , 2001
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 2 of 7 Pages
_______________________________________________________________________________

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BET ASSOCIATES, L.P. ("BET")
                              23-2957243
_______________________________________________________________________________


    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [ ]
                                                                      (b)   [X]
_______________________________________________________________________________


    3.      SEC USE ONLY
_______________________________________________________________________________


    4.      SOURCE OF FUNDS:

                              AF
_______________________________________________________________________________


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            [ ]
_______________________________________________________________________________


    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7. |      SOLE VOTING POWER
    SHARES     |     |               907,142.10 SHARES OF ISSUER COMMON STOCK
 BENEFICIALLY  |     |               (REPRESENTS SHARES ISSUABLE TO BET UPON THE
   OWNED BY    |     |               CONVERSION OF THE ISSUER'S 6% CONVERTIBLE
    EACH       |     |               BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
  REPORTING    |     |               5.62% CONVERTIBLE BONDS DUE MAY 1, 2003).
   PERSON      |     |
    WITH       |_____|_________________________________________________________
               |     |
               |  8. |      SHARED VOTING POWER
               |     |               -0- Shares
               |_____|_________________________________________________________
               |     |
               |  9. |      SOLE DISPOSITIVE POWER
               |     |               907,142.10 SHARES OF ISSUER COMMON STOCK
               |     |               (REPRESENTS SHARES ISSUABLE TO BET UPON THE
               |     |               CONVERSION OF THE ISSUER'S 6% CONVERTIBLE
               |     |               BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S
               |     |               5.62% CONVERTIBLE BONDS DUE MAY 1, 2003).
               |     |
               |_____|_________________________________________________________
               |     |
               | 10. |      SHARED DISPOSITIVE POWER
               |     |               -0- Shares
_______________|_____|_________________________________________________________


   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     907,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS SHARES ISSUABLE TO BET UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.62% CONVERTIBLE BONDS DUE MAY 1, 2003).
_______________________________________________________________________________


   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                            [ ]
_______________________________________________________________________________


   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              5.3%
_______________________________________________________________________________


   14.      TYPE OF REPORTING PERSON
                              PN
_______________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 3 of 7 Pages
_______________________________________________________________________________

    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRU Holding Company Inc., LLC ("BRU")
                              52-2059411
_______________________________________________________________________________


    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [ ]
                                                                      (b)   [X]
_______________________________________________________________________________


    3.      SEC USE ONLY
_______________________________________________________________________________


    4.      SOURCE OF FUNDS:

                              AF
_______________________________________________________________________________


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            [ ]
_______________________________________________________________________________


    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    | 7.  |     SOLE VOTING POWER
    SHARES     |     |              3,208,142.10 SHARES OF ISSUER COMMON STOCK
 BENEFICIALLY  |     |              (REPRESENTS 907,142.10 SHARES ISSUABLE UPON
   OWNED BY    |     |              THE CONVERSION OF THE ISSUER'S 6%
    EACH       |     |              CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND
  REPORTING    |     |              THE ISSUER'S 5.62% CONVERTIBLE BONDS DUE
   PERSON      |     |              MAY 1, 2003 HELD BY BET ASSOCIATES, L.P.
    WITH       |     |              ("BET") AND 2,301,000 SHARES HELD BY BRU).
               |     |
               |_____|_________________________________________________________
               |     |
               | 8.  |     SHARED VOTING POWER
               |     |              -0- Shares
               |_____|_________________________________________________________
               |     |
               | 9.  |     SOLE DISPOSITIVE POWER
               |     |              3,208,142.10 SHARES OF ISSUER COMMON STOCK
               |     |              (REPRESENTS 907,142.10 SHARES ISSUABLE UPON
               |     |              THE CONVERSION OF THE ISSUER'S 6%
               |     |              CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND
               |     |              THE ISSUER'S 5.62% CONVERTIBLE BONDS DUE
               |     |              MAY 1, 2003 HELD BY BET AND 2,301,000
               |     |              SHARES HELD BY BRU).
               |_____|_________________________________________________________
               |     |
               | 10. |      SHARED DISPOSITIVE POWER
               |     |              -0- Shares
_______________|_____|_________________________________________________________

   11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS
            907,142.10 SHARES ISSUABLE UPON THE CONVERSION OF THE
            ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE
            ISSUER'S 5.62% CONVERTIBLE BONDS DUE MAY 1, 2003 HELD BY BET
            AND 2,301,000 SHARES HELD BY BRU).
_______________________________________________________________________________

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                            [ ]
_______________________________________________________________________________


   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              18.7%
_______________________________________________________________________________


   14.      TYPE OF REPORTING PERSON
                              OO
_______________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 4 of 7 Pages
_______________________________________________________________________________


    1.      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY):

                              BRUCE E. TOLL
_______________________________________________________________________________


    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                      (a)   [ ]

                                                                      (b)   [X]
_______________________________________________________________________________


    3.      SEC USE ONLY
_______________________________________________________________________________


    4.      SOURCE OF FUNDS:

                              PF
_______________________________________________________________________________


    5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):
                                                                            [ ]
_______________________________________________________________________________


    6.      CITIZENSHIP OR PLACE OF ORGANIZATION:

                              UNITED STATES OF AMERICA
_______________________________________________________________________________
               |     |
  NUMBER OF    | 7.  |     SOLE VOTING POWER
    SHARES     |     |              3,208,142.10 SHARES OF ISSUER COMMON STOCK
 BENEFICIALLY  |     |              (REPRESENTS 907,142.10 SHARES ISSUABLE UPON
   OWNED BY    |     |              THE CONVERSION OF THE ISSUER'S 6%
    EACH       |     |              CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND
  REPORTING    |     |              THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
   PERSON      |     |              MAY 2003 HELD BY BET ASSOCIATES, L.P.
    WITH       |     |              ("BET") AND 2,301,000 SHARES HELD BY BRU
               |     |              HOLDING COMPANY INC., LLC ("BRU")).
               |     |
               |_____|_________________________________________________________
               |     |
               | 8.  |     SHARED VOTING POWER
               |     |              -0- Shares
               |_____|_________________________________________________________
               |     |
               | 9.  |     SOLE DISPOSITIVE POWER
               |     |              3,208,142.10 SHARES OF ISSUER COMMON STOCK
               |     |              (REPRESENTS 907,142.10 SHARES ISSUABLE UPON
               |     |              THE CONVERSION OF THE ISSUER'S 6%
               |     |              CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND
               |     |              THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
               |     |              MAY 2003 HELD BY BET AND 2,301,000 SHARES
               |     |              HELD BY BRU).
               |_____|_________________________________________________________
               |     |
               | 10. |     SHARED DISPOSITIVE POWER
               |     |              3,208,142.10 SHARES OF ISSUER COMMON STOCK
               |     |              (REPRESENTS 907,142.10 SHARES ISSUABLE UPON
               |     |              THE CONVERSION OF THE ISSUER'S 6%
               |     |              CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND
               |     |              THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE
               |     |              MAY 2003 HELD BY BET AND 2,301,000 SHARES
               |     |              HELD BY BRU).
_______________|_____|_________________________________________________________

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,208,142.10 SHARES OF ISSUER COMMON STOCK (REPRESENTS 907,142.10 SHARES ISSUABLE UPON THE CONVERSION OF THE ISSUER'S 6% CONVERTIBLE BONDS DUE NOVEMBER 1, 2002 AND THE ISSUER'S 5.625% CONVERTIBLE BONDS DUE MAY 2003 HELD BY BET AND 2,301,000 SHARES HELD BY BRU).
_______________________________________________________________________________


   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES:
                                                                            [ ]
_______________________________________________________________________________


   13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    18.7%.
_______________________________________________________________________________


   14.      TYPE OF REPORTING PERSON
                              IN
_______________________________________________________________________________

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 5 of 7 Pages
_______________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock (the "Common Stock") of Assisted Living Concepts, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11835 NE Glenn Widing Drive, Bldg E, Portland, Oregon 97220-9057.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed by (i) BET Associates, L.P., a Delaware limited partnership ("BET"), with respect to shares beneficially owned by BET; (ii) by BRU Holdings Company Inc., LLC ("BRU") with respect to the shares beneficially owned by BET and BRU and (iii) Bruce E. Toll with respect to shares beneficially owned by Mr. Toll, BET and BRU. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET. Mr. Toll, BET and BRU are sometimes referred to herein as the "Filing Persons."

         (b) The business address of the Filing Persons is: 3103 Philmont Avenue, Huntingdon Valley, Pennsylvania 19006.

         (c) The principal business of BET and BRU is to invest in businesses. Mr. Toll's principal occupation is as Vice-Chairman of Toll Brothers Inc., a publicly-traded company engaged primarily in the business of developing and constructing residential real estate.

         (d) During the last five years, none of the persons referred to in paragraph (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

         (e) During the last five years, none of the persons referred to in paragraph (a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Toll is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

         Purchase of 2,301,000 shares of Issuer Common Stock. On December 17, 2001 BRU purchased 2,301,000 shares of Issuer Common Stock in the open market for a price of $0.02 per share for an aggregate purchase price of $46,020. BRU used funds provided by Mr. Toll to effect the purchase.

         Previous Purchases and Sales. Previous purchases and sales by BET, BRU and Mr. Toll of the Issuer's securities are set forth on the Schedule 13D filed on October 27, 1999, amendment numbers 1, 2, 3, 4 and 5 thereto, filed on November 12, 1999, November 20, 2000, November 22, 2000, July 12, 2001 and November 30, 2001, respectively.


ITEM 4.  PURPOSE OF TRANSACTION.

         BET, BRU and Mr. Toll have acquired the Issuer's securities for investment purposes and intend to evaluate the performance of such securities as an investment in the ordinary course of business.

         Neither BET, BRU nor Mr. Toll has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through
(j), inclusive, of Item 4 of Schedule 13D, although they reserve the right to do so at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) BET Beneficial Ownership. BET beneficially owns 907,142.10 shares of Issuer Common Stock, which represents shares issuable upon the conversion of a face amount of $80,000 of the Issuer's 6% Convertible Bonds due November 1, 2002 and a face amount of $2,715,000 of the Issuer's 5.625% Convertible Bonds due May 1, 2003 (collectively, "Issuer Convertible Bonds"), which if converted would constitute 5.3% of the Issuer Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 9, 2001).

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 6 of 7 Pages
_______________________________________________________________________________


         BRU and Bruce Toll Beneficial Ownership. Mr. Toll, through BRU, beneficially owns 3,208,142.10 shares of Issuer Common Stock, of which 907,142.10 shares are issuable to BET upon the conversion of the Issuer Convertible Bonds and of which 2,301,000 shares were purchased by BRU on December 17, 2001. If the Issuer Convertible Bonds were converted, Mr. Toll, through BRU, would be the beneficial owner of 18.7% of the Common Stock outstanding (based upon 17,120,745 shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 filed on November 9, 2001).

         (b) Mr. Toll, through BRU, has sole voting power and power to dispose of the 2,301,000 shares of the Issuer's Common Stock owned by BRU and the 907,142.10 shares of the Issuer's Common Stock issuable on conversion of the Issuer Convertible Bonds owned by BET. BET has sole voting power and power to dispose of the 907,142.10 shares of the Issuer's Common Stock issuable upon the conversion of the Issuer Convertible Bonds it owns. Mr. Toll is the sole member of BRU, a Delaware limited liability company, which is the sole general partner of BET.

         (c) Transactions Since Most Recent Filing on Schedule 13D.

         Purchase of Issuer Common Stock. On November 20, 2001, BRU purchased 2,301,000 shares of Issuer Common Stock in the open market at a price of $0.02 per share for an aggregate sale price of $46,020.

         (d) N/A.

         (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         N/A.

_______________________________________________________________________________

CUSIP No. 04543L109                    13D                  Page 7 of 7 Pages
_______________________________________________________________________________


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2001

BET ASSOCIATES, L.P.

By: BRU LLC
Its General Partner



By:  /s/ Bruce E. Toll
     ---------------------------
     Bruce E. Toll
     Member


     /s/ Bruce E. Toll
     ---------------------------
     Bruce E. Toll


BRU HOLDING COMPANY INC., LLC


By:  /s/ Bruce E. Toll
     ---------------------------
     Bruce E. Toll
     Member